Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands

December 17, 2014
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-12815

Ladies & Gentlemen:
By letter dated November 24, 2014, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.
Form 10-K for the Year Ended December 31, 2013
General
Comment:

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

As requested and where applicable, we have provided preliminary indicative disclosures in our response and will appropriately revise future filings.

Critical Accounting Estimates
Recoverability of Goodwill and Long-Lived Assets, page 37
Comment:

2.
Based upon your quantitative assessment of goodwill, you determined that the fair value of each of your reporting units acquired in 2013 exceeded their respective net book value and the fair value of all other reporting units significantly exceeded their respective net book values. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Response:

We perform our annual goodwill impairment assessment during the fourth quarter of each year based upon balances as of the beginning of that year’s fourth quarter. Accordingly, our quantitative goodwill impairment assessment for the year ending December 31, 2014 is currently in progress for our seven reporting units: Oil & Gas; Steel Plate Structures; Technology; Power; Plant Services; Fabrication and Manufacturing; and Environmental Solutions. Oil & Gas, Steel Plate Structures, and Technology represent “legacy” CB&I reporting units that existed prior to 2013. On February 13, 2013, we completed the acquisition of The Shaw Group Inc. (“Shaw”), as further described in Footnote 4 of our 2013 Form 10-K. Power, Plant Services, Fabrication and Manufacturing, and Environmental Solutions represent reporting units acquired in connection with the acquisition of Shaw. Oil & Gas, Power and Plant Services are included within our Engineering, Construction and Maintenance reportable segment; Steel Plate Structures and Fabrication and Manufacturing are included within our Fabrication Services reportable segment; and Technology and Environmental Solutions each represent a reportable segment. Our reportable segments are also referred to as operating groups in our disclosures.
Based on the preliminary results of our 2014 goodwill impairment assessment, we believe the fair value of each of our reporting units will exceed their respective carrying values, and accordingly, no impairment charge will be necessary. However, we do not expect the fair values of the Environmental Solutions, Plant Services, and Power reporting units to be substantially in excess of their respective carrying values. Accordingly, for these reporting units we intend to provide the disclosures noted in your Comment Letter in the Critical Accounting Estimates section of Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the year ending December 31, 2014. Below is a draft disclosure with respect to the recoverability of our goodwill for our Form 10-K for the year ending December 31, 2014. Values and portions of the narrative have been identified as to be determined ("TBD") as they are preliminary or have not yet been derived.

Recoverability of Goodwill — At December 31, 2014, our goodwill balance was $[TBD] billion, and was distributed among our four operating groups as follows: Engineering, Construction and Maintenance - $[TBD] billion, Fabrication Services - $[TBD] million, Technology - $[TBD] million and Environmental Solutions - $[TBD] million. Goodwill is not amortized to earnings, but instead is reviewed for impairment at least annually at a reporting unit level, absent any indicators of impairment. Our Engineering, Construction and Maintenance operating group includes three reporting units (Oil & Gas, Power and Plant Services); our Fabrication Services operating group includes two reporting units (Steel Plate Structures and Fabrication and Manufacturing), and our Technology and Environmental Solutions operating groups each represent a reporting unit. We perform our annual impairment assessment during the fourth quarter of each year based upon balances as of the beginning of that year’s fourth quarter. As part of our annual impairment assessment, in the fourth quarter of 2014, we performed a quantitative assessment of goodwill for each of our reporting units. We utilized an income approach (discounted cash flow method) to determine the fair value our reporting units and test for impairment as we believe this is the most direct approach to incorporate the specific economic attributes and risk profiles of our reporting units into our valuation model. This is consistent with the methodology used to determine the fair value of our reporting units in previous years. We generally do not utilize a market approach given the lack of relevant information generated by market transactions involving comparable businesses. The discounted cash flow methodology is based, to a large extent, on assumptions about future events, which may or may not occur as anticipated, and such deviations could have a significant impact on the calculated estimated fair values of our reporting units. These assumptions include, but are not limited to, estimates of discount rates, future growth rates, and terminal values for each reporting unit. Based upon this quantitative assessment, the fair value of each of our reporting units exceeded their respective net book values, and accordingly, no impairment charge was necessary during 2014. With the exception of our Environmental Solutions, Plant Services and Power reporting units, the fair value of each of our reporting units substantially exceeded their respective net book values. If, based on future assessments, our goodwill is deemed to be impaired, the impairment would result in a charge to earnings in the year of impairment.

The discounted cash flow analysis for our reporting units included forecasted cash flows over a seven-year period (2015 through 2021), with our 2015 business plan used as the basis for our 2015 projections. These forecasted cash flows took into consideration historical and recent results and management’s outlook for the future. A terminal value was also calculated using a terminal value growth assumption to derive the annual cash flows after the discrete forecast periods. A reporting unit specific discount rate was applied to the forecasted cash flows and terminal cash flows to determine the discounted future cash flows, or fair value, of each reporting unit.

•
Environmental Solutions - Goodwill associated with the Environmental Solutions reporting unit was approximately $[TBD] million at October 1, 2014, and the fair value of the reporting unit exceeded its net book value by approximately [TBD]%. Key assumptions used in deriving the reporting unit’s fair value included a discount rate of [TBD]%; an earnings before interest, taxes, depreciation and amortization (“EBITDA”) compound annual growth rate (“CAGR”) of approximately [TBD]% during the forecast period; and a terminal growth rate of [TBD]%.

The Environmental Solutions reporting unit provides full-scale environmental services for government and private sector customers, including remediation and restoration of contaminated sites, emergency response and disaster recovery, and leads high-profile programs and projects, including design-build infrastructure projects, for federal, state and local governments. Ongoing uncertainty with respect to government funding and prioritization has impacted recent operating results for the reporting unit; however, cost reductions and other initiatives have enabled the reporting unit to partially mitigate these impacts. The reporting unit’s forecast and growth assumptions include [specific disclosure TBD]. Accordingly, the fair value of the Environmental Solutions reporting unit could be negatively impacted by [specific disclosure TBD]. The fair value of the reporting unit could be positively impacted by [specific disclosure TBD].

The fair value of the reporting unit is also sensitive to changes in estimated discount rates. A hypothetical change in the discount rate of 0.5% would have resulted in a change in the fair value of the reporting unit by approximately [TBD]%.

•
Plant Services - Goodwill associated with the Plant Services reporting unit was approximately $[TBD] million at October 1, 2014, and the fair value of the reporting unit exceeded its net book value by approximately [TBD]%. Key assumptions used in deriving the reporting unit’s fair value included a discount rate of [TBD]%; an EBITDA CAGR of approximately [TBD]% during the forecast period; and a terminal growth rate of [TBD]%.

The Plant Services reporting unit provides maintenance and modifications services to domestic nuclear, industrial, and petrochemical facilities. The reporting unit is reliant upon maintaining established long-term nuclear and industrial maintenance contracts, which often include services for multiple facilities for a single customer. The contracts often cover three to five year periods and are subject to periodic renewal. The reporting unit’s forecast and growth assumptions include [specific disclosure TBD]. Accordingly, the fair value of the Plant Services reporting unit could be negatively impacted by [specific disclosure TBD]. The fair value of the reporting unit could be positively impacted by [specific disclosure TBD].

The fair value of the reporting unit is also sensitive to changes in estimated discount rates. A hypothetical change in the discount rate of 0.5% would have resulted in a change in the fair value of the reporting unit by approximately [TBD]%.

•
Power - Goodwill associated with the Power reporting unit was approximately $[TBD] billion at October 1, 2014, and the fair value of the reporting unit exceeded its net book value by approximately [TBD]%. Key assumptions used in deriving the reporting unit’s fair value included a discount rate of [TBD]%; an EBITDA CAGR of approximately [TBD]% during the forecast period; and a terminal growth rate of [TBD]%.

The Power reporting unit provides design, engineering, procurement and construction (“EPC”) services, construction management services, and consulting services to the nuclear and fossil power generation industries. The reporting unit’s forecast and growth assumptions include [specific disclosure TBD]. Accordingly, the fair value of the Power reporting unit could be negatively impacted by [specific disclosure TBD]. The fair value of the reporting unit could also be negatively impacted if we were not successful in recovering amounts contractually due from our customers or consortium partner associated with our large U.S. nuclear projects, or to the extent there are future cost increases on the nuclear projects that we cannot recover from our customers or consortium partner, as further discussed in Note [TBD] of Item 8. The fair value of the reporting unit could be positively impacted by [specific disclosure TBD].

The fair value of the reporting unit is also sensitive to changes in estimated discount rates. A hypothetical change in the discount rate of 0.5% would have resulted in a change in the fair value of the reporting unit by approximately [TBD]%.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at 832-513-1119.

Very truly yours,
/s/ Ronald A. Ballschmiede
Ronald A. Ballschmiede
Chief Financial Officer